SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of August 2002.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Quarterly Report for the period ending June 30, 2002.

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.

[Graphics Omitted]

CGI Group Inc. Quarterly Report 3
For the nine months ended June 30, 2002

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ 14,600 professionals. CGI's annualized revenue run-rate totals CDN$2.1 billion (US$1.3 billion). CGI's order backlog currently totals CDN$10.4 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices.

Stock Exchanges
Toronto Stock Exchange: GIB.A
New York Stock Exchange: GIB

Shares Outstanding (as at June 30, 2002)
339,369,130 Class A subordinate shares
40,799,774 Class B shares

Third Quarter Fiscal 2002 Trading History
TSX                                         NYSE
(CDN$)                                      (US$)
High:                          $9.90        High:             $6.19
Low:                           $6.51        Low:              $4.30
Close:                         $6.85        Close:            $4.56
Ave. Volume:              56,416,890        Ave. Volume:       3,609,800

Transfer Agent
Computershare Trust Company of Canada
1-800-564-6253

Investor Relations
Julie Creed
Vice-President, Investor Relations
Telephone: (312) 201-4803
julie.creed@cgi.com

Ronald White
Director, Investor Relations
Telephone: (514) 841-3230
ronald.white@cgi.com

www.cgi.com

CGI Reports Solid Growth in Third Quarter of Fiscal 2002

CGI reported solid growth of its unaudited results for its third quarter ended June 30, 2002. All figures are in Canadian dollars unless otherwise indicated.

Third Quarter Highlights
-- Revenue of $553.4 million was 38.9% higher than the comparable period one year ago and 4.0% higher sequentially. Year-over-year organic growth was 9.0% in the third quarter.
-- Net earnings of $36.5 million were 50.0% higher than last year's third quarter comparable cash earnings. Net earnings per share increased to $0.10 from comparable cash net earnings per share of $0.08 in last year's third quarter, notwithstanding a 31.0% increase in weighted average number of shares outstanding.
-- The earnings before depreciation and amortization of fixed assets, amortization of contract costs and other long-term assets, interest and income taxes margin improved to 14.4%; the earnings before interest and income taxes margin improved to 11.3% and the net margin improved to 6.6%.
-- Cash provided by operating activities totaled $69.8 million, compared with $101.9 million in the third quarter of fiscal 2001, and $28.6 million in the second quarter.
-- The current backlog of signed contracts stands at $10.4 billion with a weighted average remaining contract term of 7.8 years.
-- The current pipeline of bids for large outsourcing contracts being reviewed by potential clients remains robust at $5 billion.

CGI achieved solid top and bottom line growth during the third quarter, despite a tough operating environment, and we are very proud of what our management team and members accomplished. Business was strong across all practices and across all verticals in Canada and the UK. Our leading position and the deep client partnerships that we have built over many years as our clients' preferred information technology (IT) services provider allowed us to secure a healthy combination of new contract wins, add-on projects, renewals and extensions. Our continued focus on executing our business model has resulted in one of the highest growth rates and highest net margins in the industry. We realized more synergies from the ongoing integration of our outsourcing contracts and improved efficiencies in many business units.

In the US and in France, the market for systems integration and consulting (SI&C) remains challenging. However, as the systems integration and consulting business is not expected to turn around before the second half of 2003 in these markets, we manage our situation very closely and expect a gradual increase in profitability, despite slow top line growth. Our IT and business process outsourcing (BPO) contracts in the US are performing very well. Additionally, we have made steady inroads in growing our market presence. Contract bids and proposals we have initiated since the fall are progressing well and the elapsed time in signing new contracts in the US reflects the natural progression of CGI's efforts to build a presence and brand as a full IT and business process outsourcer. With our focus on contracts between $20 million and $250 million per year, we still see a lot of interest and activity in IT and business process outsourcing services and remain optimistic about our prospects for growth. Additionally, the adjustments made to our operational structure over the last three months are allowing us to take our BPO and IT operations in the US to a greater level of efficiency as well, by integrating them into our global delivery structure.

CGI's growth will continue to be driven by a disciplined financial approach to our four pillars of growth--niche acquisitions; large acquisitions; contracts, renewals and add-on projects; and large IT and business process outsourcing contracts. Our pipeline of $5 billion in outstanding proposals represents large and mid-sized contracts, with at least a third of these opportunities from US-based clients. Our strong financial position, flexible client partnerships, unique global delivery model, and entrenched quality system give us confidence in the ability to turn this pipeline into backlog and deliver even stronger results going forward.

At this point, I can tell you that our fundamentals have not changed and our mission to be a leading IT services provider has not changed either. Assuming stable economic and market conditions, it is our vision that CGI will deliver double-digit growth over the coming years, and become a $3.5 billion Company with a strong balance sheet and delivering superior financial performance by fiscal 2005. We'll get there through a winning combination of our four pillars of growth and a continued focus on our fundamentals--a strong balance sheet with very conservative accounting practices, a commitment to delivering quality, leadership in best practices governance issues, an ongoing effort to improve member and client satisfaction, growing our pipeline and backlog and delivering among the highest margins in the sector. We are determined to remain a leader.

Serge Godin
Chairman and Chief Executive Officer
July 23, 2002

Management's Discussion and Analysis
Third quarter ended June 30, 2002

The following discussion and analysis should be read in conjunction with financial statements for the nine months ended June 30, 2002, with the Management's Discussion and Analysis ("MD&A") in the fiscal 2001 annual report, including the section on risks and uncertainties; and with the notes to the financial statements for the third quarter of fiscal year 2002. The Company's accounting policies are in accordance with Canadian generally accepted accounting principles ("GAAP"). These differ in some respects from GAAP in the United States ("US GAAP"). CGI's financial results are fully reconciled to US GAAP at the end of its fiscal year, and an analysis of this reconciliation is provided in its annual report. All dollar amounts are in Canadian dollars unless otherwise indicated.

Corporate Developments
CGI's growth prospects and solid backlog were improved during the quarter with $2.15 billion in new contract bookings, renewals and extensions, as well as several niche acquisitions made at the business level, which enhanced a vertical offering or geographical presence. Some of the highlights included:
-- The signing of a shareholders' agreement which finalized the terms and conditions of a new jointly-owned information technology ("IT") services company, Innovapost, with Canada Post Corporation ("Canada Post") as the majority owner (51%) and CGI owning 49%. Innovapost will provide all IT services to Canada Post as well as to other postal organizations worldwide. The company has retained 150 employees to date and expects to begin generating revenue by September and to achieve total revenue of approximately $200 million in its first year, ending April 2003, approximately $400 million by year three and approximately $3.5 billion over 10 years. This contract added approximately $1.75 billion to CGI's backlog over a 10-year period.
-- A signed memorandum of understanding for a 10-year outsourcing agreement valued at $80 million with IT services provider League Data. CGI plans to manage League Data's banking environment and build a new browser-based front-end solution. Shareholders of League Data are expected to vote on this agreement by September 1, 2002.
-- The signing of an $11.5 million, three-year contract extension with Air Canada for enterprise resource planning support and maintenance.
-- The acquisition of electronic solutions provider Myriap, which provides CGI with deeper knowledge in the transactional Web space. Myriap added approximately 60 Toronto and Montreal-based professionals to CGI.
-- The acquisition of Netplex Systems' Retail Division, which served over 240 retail customers including Macy's, Toys "R" Us and Value City with retail solutions that focus on warehouse management, store system integration and distribution. Netplex added 40 professionals located in Oklahoma.
-- The acquisition of Stewart & Stewart Consulting Inc., with annual revenue of approximately $4.0 million. The Edmonton-based company adds geographic information systems and resource-based systems knowledge with its 35 professionals supplying services primarily to the Alberta government, under an existing outsourcing contract.
-- The signing of a five-year IT contract with Domtar Inc. valued at $18.5 million whereby CGI will manage and support its mainframe and mid-range environment including hosting the infrastructure for servers, providing server management services as well as managing the hardware.
-- The termination of negotiations with BCE Teleglobe regarding a potential IS/IT outsourcing contract, following a memorandum of understanding signed in March 2002.
-- The retirement in June 2002 of Satish Sanan, as Vice Chairman, EVP, US Business Engineering, and board director.

Preparation of Consolidated Financial Statements
In an ongoing review of new or more precise interpretation of various accounting pronouncements and to maintain its conservative accounting practices, CGI has made modifications or revisions to its financial statements and accompanying notes. As a result of these modifications or revisions, there was no impact on the net earnings or cash provided by operating activities of the Company.

     Stock-based compensation and other stock-based payments
     On April 1, 2002, the Company decided to early adopt the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870 retroactively to October 1, 2001. The Company has chosen to use the new standard that requires pro forma disclosure relating to net earnings and earnings per share figures as if the fair value method of expensing options had been used. The Company's pro forma net earnings per share would have been reduced by $0.01 for the nine-month period ended June 30, 2002 on a weighted average share basis.

     Amortization of incentives related to outsourcing contracts
     During the three months ended June 30, 2002, CGI modified the presentation of the amortization related to incentives granted on outsourcing contracts based on Emerging Issues Task Force 01-9, Accounting for consideration given by a vendor to a customer, issued by the Financial Accounting
     Standards Board. The amortization is now presented as a reduction of revenue as opposed to being shown as amortization of contract costs and other long-term assets. This modification has no impact on net earnings of the Company. For comparative purposes, revenue for the three-month and nine-month periods ended June 30, 2001 was reduced by $5.6 million and $13.8 million respectively and amortization of contract costs has been reduced by the equivalent amount for both periods. For the three-month and nine-month periods ended June 30, 2002, revenue and amortization of contract costs were both reduced by $7.3 million and $22.8 million, respectively, or less than 1.4% of revenue.

     Accounts receivable and deferred revenue
     During the three months ended June 30, 2002, CGI changed the presentation related to accounts receivable and deferred revenue for the month-end advance billing on outsourcing contracts. Accordingly, accounts receivable and deferred revenue were both reduced by

Management's Discussion and Analysis
Third quarter ended June 30, 2002

     $43.8 million and $34.5 million as at June 30, 2002 and September 30, 2001, respectively, to conform to the presentation adopted during the current quarter.

     Goodwill and integration liability
     Following a review of the interpretation of the accounting treatment for the integration liability related to business acquisitions, the Company revised its initial purchase price allocation of IMRglobal Corp. ("IMRglobal") as of July 27, 2001. This revision resulted in a decrease of goodwill of $17.0 million, a decrease of accounts payable and accrued liabilities of $20.8 million and a decrease of future income tax asset of $3.8 million for the period ended September 30, 2001.

     Foreign currency translation adjustment
     For the quarter ended December 31, 2001, CGI revised the calculation of the foreign currency translation adjustment for the goodwill conversion of its self-sustained foreign subsidiaries in order to use the current exchange rate as opposed to the historical rate. This revision has been applied to the foreign currency translation adjustment for the year ended September 30, 2001 to be consistent with the method used as of December 31, 2001. This modification has no impact on net earnings of the Company. As such, foreign currency translation adjustment and goodwill were both increased by $21.2 million on the Consolidated Balance Sheet as at September 30, 2001.

Other Accounting Changes
On October 1, 2001, the Company adopted the new recommendations of the CICA Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Under the revised Section 1581, all business combinations are accounted for using the purchase method. Additionally, under the revised Section 3062, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment will be charged to opening retained earnings. In fiscal 2002, the effect of the non-amortization of goodwill will result in an increase in the consolidated net earnings of approximately $28.8 million. The Company has completed the transitional impairment test and concluded that no goodwill impairment loss needs to be recorded.

The CICA recently issued Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. This new section, effective for fiscal years commencing on or after January 1, 2002, establishes standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services. The section requires the use of the fair value method to account for awards to non-employees and direct awards of stock to employees and encourages, but does not require, the use of the fair value method to account for stock-based compensation costs arising from awards to employees. The new standard requires pro forma disclosures relating to net earnings and earnings per share figures as if the fair value method of accounting had been used. On April 1, 2002, the Company decided to early adopt the Handbook Section 3870 retroactively to October 1, 2001. The Company has chosen not to use the fair value method to account for stock-based compensation cost arising from awards to employees. The pro forma disclosures are presented in Note 3 of the Consolidated Financial Statements.

Revenue

------------------------------------------------------------------------------------------------------------------------------------
                                     3 months             3 months              3 months              9 months              9 months
                                        ended                ended                 ended                 ended                 ended
                                June 30, 2002        June 30, 2001        March 31, 2002         June 30, 2002         June 30, 2001
------------------------------------------------------------------------------------------------------------------------------------
(in `000 of Canadian dollars)               $                    $                     $                     $                     $
Revenue                               553,355              398,495               531,901             1,597,753             1,098,484
------------------------------------------------------------------------------------------------------------------------------------

Revenue for the third quarter of fiscal 2002 increased 38.9% to $553.4 million, from $398.5 million in the same quarter last year, and was up 4.0% sequentially over second quarter revenue of $531.9 million. Year-over-year organic growth in the quarter of 9.0% was driven by a combination of new client wins, contract renewals, and meaningful add-on projects from existing clients. Acquisitions made within the past year represented 29.9% year-over-year growth in the quarter. For the first nine months of fiscal 2002 ended June 30, 2002, revenue increased 45.5% to $1,597.8 million, from $1,098.5 million in the corresponding period of 2001.

           [pie chart omitted]                        [pie chart omitted]                   [pie chart omitted]

                   Contract Types                      Geographic Markets                  Targeted Verticals

A.   Management of IT & business functions          A.       Canada 74%                A.       Financial services 41%
     (Outsourcing) 71%
                                                    B.       US 20%                    B.       Telecommunications 26%
B.   Systems integration & consulting 29%
                                                    C.       International 6%          C.       Governments 16%

                                                                                       D.       Manufacturing, retail and
                                                                                                distribution 14%

                                                                                       E.       Utilities and services 2%

                                                                                       F.       Healthcare 1%

In the third quarter, the revenue mix by contract type, geographic markets and targeted verticals was essentially similar to the second quarter of this year. Long-term outsourcing contracts in the third quarter represented 71% of the Company's total revenue, including 15% from business

Management's Discussion and Analysis
Third quarter ended June 30, 2002

process services, while project oriented systems integration and consulting ("SI&C") work represented 29%. Geographically, clients in Canada represented 74%; clients in the US represented 20%; and all other regions, 6%. Revenue from clients in the financial services sector remained strong, representing 41% of revenue; while telecommunications represented 26%; governments, 16%; manufacturing, retail and distribution ("MRD"), 14%; utilities and services, 2%; and healthcare, 1%. Year-over-year, a notable change in the mix by client geography is in the increasing proportion of revenue coming from outside Canada. In last year's third quarter, clients in Canada represented 82%; US represented 14% and all other regions, 4%. Another noteworthy year-over-year change is the increasing diversity of revenue by targeted vertical. While clients in the financial services sector have consistently represented 41% of total revenue, CGI has grown its presence in the government, MRD and healthcare sectors over the last year so that the telecom revenue, while consistent in absolute dollars, has declined as a percentage of total revenue from 34% in last year's third quarter to 26% in this third quarter.

Please see discussion of revenue on a segmented basis which follows in the section entitled "Segmented information" in this MD&A.

Operating Expenses

-----------------------------------------------------------------------------------------------------------------------------------
                                        3 months             3 months             3 months             9 months            9 months
                                           ended                ended                ended                ended               ended
                                   June 30, 2002        June 30, 2001       March 31, 2002        June 30, 2002       June 30, 2001
-----------------------------------------------------------------------------------------------------------------------------------
(in `000 of Canadian dollars)                  $                    $                    $                    $                   $
Total operating expenses                 473,686              343,018              458,994            1,376,520             955,307
-----------------------------------------------------------------------------------------------------------------------------------

The costs of services, selling and administrative expenses totaled $469.3 million in the third quarter or 84.8% of revenue, compared to 85.5% of revenue in the second quarter and 85.2% in the third quarter of last year. Total operating expenses, including expenses associated with research, were $473.7 million or 85.6% of revenue, an improvement from 86.3% in the second quarter and a slight improvement over last year's third quarter when they were 86.1%.

Earnings before depreciation and amortization of fixed assets, amortization of contract costs and other long-term assets, interest and income taxes ("EBITDA")1 for the third quarter increased 43.6% to $79.7 million, compared with $55.5 million in the same quarter a year ago, and increased 9.3% on a sequential basis compared with $72.9 million reported in the second quarter. The EBITDA margin improved to 14.4% in the third quarter, compared with 13.9% in last year's third quarter and 13.7% at the end of the second quarter.

Earnings before interest and income taxes ("EBIT") was $62.4 million in the third quarter, up 42.2% over last year's third quarter EBIT of $43.9 million and up 9.3% over second quarter EBIT of $57.1 million. The EBIT margin improved to 11.3% for the quarter, compared with 10.7% in the second quarter and 11.0% in last year's third quarter. EBIT is meaningful because it more accurately reflects earnings after operating costs, including costs related to the amortization and depreciation of fixed assets and amortization of contract costs and other long-term assets.

Depreciation and Amortization
Depreciation and amortization of fixed assets was up slightly to $9.7 million, compared to $8.2 million in the previous year, but relatively unchanged from $9.8 million in the second quarter. The year-over-year increase reflects the impact of including depreciation on the fixed assets from acquisitions made during the year. The relative stability in the depreciation between the second and third quarters is reflective of a reduced level of fixed asset acquisitions through either purchases or business acquisitions.

A review of the amortization and depreciation expense related to fixed assets and contract costs and other long-term assets revealed that, as at March 31, 2002, a reclassification of $3.0 million was required between these two accounts. This reclassification was processed in the third quarter and did not affect EBITDA margins.

Amortization of contract costs and other long-term assets increased year-over-year to $7.6 million from $3.4 million in the prior year quarter, and increased slightly from $6.1 million in the second quarter. The year-over-year and the quarter-over-quarter increases in the amortization of this charge are reflective of a license software agreement signed in the quarter to provide long-term outsourcing services to clients, integration costs incurred on new outsourcing contracts, as well as the value assigned to the client contracts of acquired businesses.

Income Taxes
The effective income tax rate in the third quarter was 41.9% compared with 44.4% in last year's third quarter and 41.6% in the second quarter. CGI expects next quarter's tax rate to be comparable to this quarter's, but this rate may vary based on the mix and performance of business by country or changes in tax law. The decrease, compared with the same period in the prior year, is a reflection of a reduction in the tax losses incurred by the Company's foreign subsidiaries, as well as a reduction in the Canadian statutory tax rate.

Amortization of Goodwill, Net of Income Taxes
Effective October 1, 2001, CGI stopped recording the amortization of goodwill, because of the new recommendations of the CICA Handbook, Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. See the impact in the section entitled "Other Accounting Changes" in this MD&A. As such, current net earnings and earnings before

--------
1 EBITDA is equal to operating earnings before depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and incur debt. EBITDA should not be considered by an investor as an alternative to operating income or net income, as an indicator of operating performance or to the statement of cash flows or as a measure of liquidity. EBITDA as presented may not be comparable to similarly titled measures of other companies.

Management's Discussion and Analysis
Third quarter ended June 30, 2002

amortization of goodwill (cash net earnings) for periods before October 1, 2001 are equivalent. For purposes of clarity and ease of comparison, CGI compares net earnings results to cash net earnings figures provided in year-over-year comparisons. For fiscal 2002 sequential comparisons, CGI compares net earnings with net earnings.

Net Earnings
Net earnings in the third quarter increased 50.0% to $36.5 million, against comparable cash net earnings of $24.3 million in the same quarter a year ago, and were 9.9% higher sequentially, compared with $33.2 million reported in the second quarter. Net earnings per share of $0.10 for the quarter were up from cash net earnings per share of $0.08 reported in last year's third quarter, and up from $0.09 reported in the second quarter of fiscal 2002. This increase in earnings per share is despite a 31.0% year-over-year increase in the number of weighted average number of shares outstanding. The net margin improved to 6.6%, compared with 6.2% in the second quarter and 4.4% in the third quarter of fiscal 2001.

Net earnings for the first nine months increased 60.1% to $100.3 million, from $62.7 million in the same period one year ago. Basic net earnings per share of $0.27 and diluted net earnings per share of $0.26 in the period were up from basic and diluted cash net earnings per share of $0.22 reported in the first nine months of 2001.

Segmented Information
CGI has three strategic business units ("SBU"): Canada and Europe, US and Asia Pacific and Business Process Services ("BPS"). CGI evaluates each SBU's performance and reports segmented information according to this structure (see
Note 6 to the Consolidated Financial Statements). Geographic data is understated to reflect data reported for the BPS SBU. The highlights for each segment in the third quarter are detailed below:

-----------------------------------------------------------------------------------------------------
                                                  3 months              3 months             3 months
                                                     ended                 ended                ended
                                             June 30, 2002         June 30, 2001       March 31, 2002
-----------------------------------------------------------------------------------------------------
(in `000 of Canadian dollars)                            $                     $                    $
Revenue
     Canada and Europe                             465,901               347,045              439,754
     US and Asia Pacific                            72,104                37,184               80,595
     BPS                                            23,453                19,456               22,387
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
                                                  3 months              3 months             3 months
                                                     ended                 ended                ended
                                             June 30, 2002         June 30, 2001       March 31, 2002
-----------------------------------------------------------------------------------------------------
(in `000 of Canadian dollars)                            $                     $                    $
Earnings before interest, income taxes and
     amortization of goodwill
     Canada and Europe                              81,245                55,055               66,890
     US and Asia Pacific                            (4,432)               (5,474)               3,907
     BPS                                             3,398                 3,944                3,660
-----------------------------------------------------------------------------------------------------

In the third quarter, revenue from the Canada and Europe SBU was $465.9 million, up 34.2% over last year's third quarter, and up 5.9% sequentially. Revenue from the US and Asia Pacific SBU was $72.1 million, up 93.9% compared to last year, but down 10.5% from the second quarter. Revenue reported by the BPS SBU was $23.5 million, up 20.5% over last year and up 4.8% sequentially.

Earnings before interest, income taxes and amortization of goodwill for the Canada and Europe SBU were $81.2 million, up 47.6% year-over-year and up 21.5% from the second quarter. In the US and Asia Pacific SBU, there was a loss before interest, income taxes and amortization of goodwill of $4.4 million, an improvement over last year when the loss was $5.5 million, but down sequentially from $3.9 million in the second quarter. The BPS SBU reported earnings before interest, income taxes and amortization of goodwill of $3.4 million, down 13.8% from the same period last year and down slightly from last quarter's $3.7 million.

Canada was a major contributor to CGI's growth in the third quarter. CGI's position as a leading end-to-end IT services provider in this market, coupled with numerous strong client relationships and high customer satisfaction numbers, fueled strong growth. Revenue was driven by a combination of IT and business process outsourcing, and SI&C contracts wins, renewals and add-on projects. Growth in revenue, without a corresponding increase in overhead, resulted in good margin contribution. New contract wins in the government vertical were quite strong in the quarter and provided good growth as well.

In Europe, the improvement in results was driven largely by growth in the UK, especially SI&C contract wins. As expected, France was slightly softer, partly because of what is referred to as the Euro hangover--a phenomenon not unlike the slowdown in spending after Y2K. Planned improvements in France should result in a gradual positive effect quarter over quarter.

Overall, US operations improved as a result of a greater push towards a global operational model and adherence to CGI's standard management ratios. The integration of US operations has been completed under a global operations structure headed by Michael Roach, Chief Operating Officer, which should present additional opportunities for synergies.

In the US outsourcing space, CGI continued to better position itself to propose and win large IT and business process outsourcing contracts. CGI's current outsourcing contracts with US clients are going well and today represent almost 50% of the business generated in the US. CGI's long-term objective is to generate 75% of its US business from outsourcing. CGI believes it has made progress in building a presence and brand as an outsourcer, and in leveraging synergies with Canadian and global operations. CGI's strength and advantage are in the mid-tier or middle market, where interest in outsourcing is still growing. The Company remains confident that it will continue to make significant inroads in the US.

CGI was affected negatively by the continued softness in the US market and the weak demand for systems integration and consulting services. The Company does not expect the SI&C

Management's Discussion and Analysis
Third quarter ended June 30, 2002

business in the US to return with any degree of strength before the second half of 2003, but does expect that its US operations will see a gradual improvement in margins.

The Business Process Services unit delivered a solid performance, realizing another quarter of strong renewals with clients. Another key achievement for the BPS SBU was the successful implementation of the first phase of a document management services contract with Arbella Insurance, however, start-up costs for this contract as well as a small reduction in ancillary consulting services provided to clients in the insurance management services area are partially responsible for the sequential decrease in contribution. CGI's credentials as a provider of business process services continue to grow and the Company's BPS offering continues to be well received by its client base, especially in the insurance sector.

Review of Balance Sheet
A discussion follows on line items of the balance sheet for which there was a significant variance over last quarter.

Accounts receivable were lower from the previous quarter by $34.3 million due to the collection of the refundable tax credits related to E-Commerce Place for $25.4 million. Days of sales outstanding ("DSO") improved to 54 days, compared with 58 days at the end of the last quarter. The impact of netting the accounts receivable with the deferred revenue for the month-end advance billing on outsourcing contracts reduced the DSO by 7 days and 8 days for the third quarter and the second quarter, respectively.

Prepaid expenses and other current assets were up mostly as a result of acquiring or renewing some annual enterprise license agreements that will be used in the delivery of services over the next year.

Contract costs and other long-term assets were up by $88.7 million this quarter. This increase includes an amount of $26.0 million for CGI's investment in its share of the joint venture Innovapost, as well as $26.0 million which CGI paid to Canada Post as an incentive for the creation of the joint venture and the signing of a 10-year outsourcing contract. Approximately $20 million of the increase reflects the acquisition of a five-year license agreement for certain software that will be used in the delivery of services to the Company's outsourcing clients. The balance represents future income tax adjustments in contract costs related to CGI's contracts with Fireman's Fund Insurance Company ("Fireman's Fund") and Innovapost and the value of various contracts acquired through acquisitions, offset by the amortization for the period. The future income tax adjustments in contract costs related to Fireman's Fund and Innovapost were also the primary drivers of the $28.9 million increase in long-term future income taxes liability.

The long-term future income taxes asset was down by $6.0 million sequentially, largely as a result of the revision of the integration provision and due to the adjustment of tax balances related to fixed assets after producing US and Canadian tax returns. This item was also influenced by regular variation of accounting versus tax amortization in the quarter.

Goodwill was down by $17.2 million in the quarter. The US goodwill that is in US dollars is translated using the quarter end currency exchange rate. The exchange rate variance between Canadian and US dollars resulted in a $25.5 million decrease in the goodwill. This was offset in the retained earnings as part of the foreign currency translation account. In addition, an $8.0 million decrease in goodwill resulted from the sale of the Japanese subsidiary. These reductions were partially offset by the goodwill recorded from the acquisitions in the current period.

Deferred revenue was down by 35.4% at the end of the quarter. This reflects a draw down related to the delivery of services prepaid by clients. In cases where the value of the work performed in the period is greater than the payments received and there are advance payments accumulated from prior periods, the deferred revenue is drawn down. During this period, on some of these contracts, the work performed was greater than the payments received.

Income taxes payable were up $16.2 million sequentially and $19.3 million year-over-year as a result of a payment related to E-Commerce Place for tax credits that was taxable when received and an increase in the profitability of CGI's Canadian operations.

Deferred credits and other long-term liabilities were down $14.4 million, mainly reflecting a portion of discounts provided to Laurentian Bank of Canada, the Confederation des caisses populaires et d'economie Desjardins du Quebec and Fireman's Fund which were used in the quarter.

The foreign currency translation adjustment declined by $26.6 million in the quarter reflecting the currency exchange rate differences for CGI's self-sustaining foreign subsidiaries. The Canadian currency rate vis-a-vis the US dollar increased to 1.5217 at the end of the third quarter, from 1.5852 at the beginning of the period. This decline in the foreign currency translation adjustment is not related to the accounting adjustment discussed earlier, which affected fiscal 2001 year-end numbers.

Analysis of Financial Condition and Cash Flows

----------------------------------------------------------------------------------------------------------
                                                      3 months              3 months              3 months
                                                         ended                 ended                 ended
                                                 June 30, 2002         June 30, 2001        March 31, 2002
----------------------------------------------------------------------------------------------------------
(in `000 of Canadian dollars)                                $                     $                     $
Cash provided by operating activities                   69,809               101,863                28,585
Cash (used for) provided by financing activities        (2,401)               22,765               (14,198)
Cash used for investing activities                     (98,277)              (98,004)              (18,896)
-----------------------------------------------------------------------------------------------------------

Cash provided by operating activities in the third quarter totaled $69.8 million, down $32.1 million from the prior year third quarter, but up $41.2 million from the previous quarter. The sequential increase reflects an improvement in working capital items and the increased profitability of the Company for the quarter. Working capital was driven by an improvement of four days in DSO, including the collection of the refundable tax credit on salaries, as well as an

Management's Discussion and Analysis
Third quarter ended June 30, 2002

increase in the current income taxes payable resulting from this collection of the tax credit. Offsetting the improvement in working capital was cash used for purchasing the annual software licenses and a draw down in deferred revenue. Excluding the impact of the net change in working capital items, the cash provided by operating activities was relatively flat from the previous quarter.

Cash used for financing activities in the quarter was $2.4 million, compared to $22.8 million provided by financing activities in last year's third quarter and $14.2 million used by financing activities in the second quarter. This quarter's use of cash represents the reduction of the principal from payments on capital leases and the currency exchange rate variation on US denominated debt. In last year's third quarter, the Company drew $35.0 million of net advances under its credit facilities to partially finance the acquisitions and large outsourcing transactions that were closed during the quarter. In the second quarter of the current fiscal year, the amount outstanding under the credit facility was reduced by a $15.0 million payment.

Cash used for investing activities of $98.3 million in the third quarter largely reflected a $26.0 million investment in the Company's joint venture, Innovapost, a $26.0 million incentive payment to Canada Post, the purchase of a five-year software license, and cash used to acquire businesses and fixed assets. It was offset by proceeds received on the sale of the Japanese subsidiary.

Liquidity and Other Financial Resources
CGI maintains a strong balance sheet and cash position, which together with bank lines are sufficient to support the Company's growth strategy and represent a competitive strength when proposing on outsourcing contracts. At June 30, 2002, the total credit facility available amounted to $218.4 million, essentially the same as in the last quarter.

----------------------------------------------------------------------------------------------------------
                                              Total Commitment          Available at        Outstanding at
                                                                       June 30, 2002         June 30, 2002
----------------------------------------------------------------------------------------------------------
(in `000 of Canadian dollars)                                $                     $                     $
Syndicated Credit Facility                             225,000               192,748                32,252
Lines of Credit (Bank of Montreal)                      25,000                23,348                 1,652
Lines of Credit (BC Central Credit Union)                  500                    --                 1,015*
Overdraft Authorization                                  2,283                 2,283                    --
----------------------------------------------------------------------------------------------------------

*    Authorized limit of $1.5M permitted by a Letter of Credit

At June 30, 2002, cash and cash equivalents were $122.9 million. The decrease in cash compared to the second quarter was due to the investments made in a joint venture with Canada Post, Innovapost, as well as acquisitions made during the quarter, but offset partially by the collection of the fiscal 2001 refundable tax credits related to E-Commerce Place.

Risks and Uncertainties
While management is optimistic about the Company's long-term prospects, the following risks and uncertainties should be considered when evaluating CGI's potential:

The competition for contracts--CGI has a highly disciplined approach to management of all aspects of its business, with an increasing proportion of its operations codified under ISO 9001 certified processes and in corporate manuals. These processes were developed to help CGI ensure that its employees deliver services consistently according to the Company's high standards and they are based on strong values underlying its client-focused culture. These processes contribute to CGI's high contract win rate and renewal rate. Additionally, the Company has developed a deep strategic understanding of the six economic sectors it targets, and this helps enhance its competitive position. CGI's critical mass and end-to-end IT services have qualified it to make proposals on large IT and business process services contracts across North America and in Europe.

The long sales cycle for major outsourcing contracts--The average sales cycle for large outsourcing contracts typically ranges from six to 18 months.

Foreign currency risk--The increased international business volume could expose CGI to greater foreign currency exchange risks, which could adversely impact its operating results. CGI has in place a hedging strategy to protect itself, to the extent possible, against foreign currency exposure.

Business mix variations--Following the merger with US-based IMRglobal in July 2001, the greater proportion of consulting and systems integration services in CGI's business mix, versus outsourcing, may result in greater quarterly revenue variations. However, CGI's efforts in the US are aimed at developing its capability to deliver an end-to-end IT outsourcing offering. As a result of this transition, CGI expects to increase the proportion of its outsourcing business, thus ensuring greater revenue visibility and predictability.

The availability and cost of qualified IT professionals--The high growth of the IT industry results in strong demand for qualified individuals. Over the years, CGI has been able to successfully staff for its needs thanks to its solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, CGI has implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals

Management's Discussion and Analysis
Third quarter ended June 30, 2002

and today, the Company is a preferred employer in the IT services industry. CGI also secures access to additional qualified professionals through outsourcing contracts and business acquisitions.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients--The integration of acquired operations has become a core competency for CGI, which has acquired a significant number of companies over the past 15 years. The Company's disciplined approach to management, largely based on its ISO 9001 certified management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at the end of fiscal 2001, the vast majority of CGI's operations had received ISO 9001 certification.

The ability to continue developing and expanding service offerings to address emerging business demand and technology trends--CGI remains at the forefront of developments in the IT services industry, thus ensuring that it can meet the evolving needs of its clients. The Company achieves the aforementioned through: its specialization in six targeted economic sectors, its non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners, its development of proprietary IT solutions to meet the needs of clients, regular training and sharing of professional expertise across its network of offices, and business acquisitions that provide specific knowledge or added geographic coverage.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions--with the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of CGI's total revenue.

Potential liability if contracts are not successfully carried out--CGI has a strong record of successfully meeting or exceeding client needs. The Company takes a professional approach to business, and its contracts are written to clearly identify the scope of its responsibilities and to minimize risks.

Credit risk concentration with respect to trade receivables is limited due to the Company's large client base--The Company generates a significant portion of its revenue from a shareholder's subsidiaries and affiliates. Management does not believe that the Company is subject to any significant credit risk. The Company operates internationally and is exposed to market risks from changes in foreign currency rates. Other than the use of financial products to deliver on its hedging strategy, the Company does not trade derivative financial instruments.

Outlook
CGI expects to be able to deliver continued growth in the fourth quarter of fiscal 2002 and in fiscal 2003. The Company's strategy will continue to be based on a balanced mix of its four pillars of growth, namely organic growth through smaller contracts and projects, organic growth through large outsourcing contract wins, acquisitions and equity investments at the business unit level and large acquisitions.

CGI will continue to leverage its flexible outsourcing delivery model in order to secure IT and business process outsourcing contracts. CGI's solid balance sheet and liquidity position represent a strength when bidding on acquisitions and large outsourcing contracts. CGI is active in reviewing potential acquisition candidates to increase its critical mass in the US and Europe. The Company believes that there are many acquisition opportunities available, but remains committed to its financial, operational and cultural criteria, and will not sacrifice these for short term or potential gain.

Based on information known today about current market conditions and demand, seasonality typical of the summer quarter, and the adjustment made to comply with the Emerging Issues Task Force 01-9 of the Financial Accounting Standards Board, the Company has narrowed its guidance for the fiscal year ending September 30, 2002. Base revenue for the year is expected to be between $2.13 billion and $2.15 billion, representing between 36% and 38% growth over fiscal 2001 results. Net earnings per share should be in the range of $0.36 to $0.37.

Margin improvement remains among CGI's most important financial objectives. Improvements during coming quarters will be driven by further synergies from large outsourcing contracts, ongoing integration of acquisitions and a gradual reduction in selling, general & administration expenses.

CGI will provide guidance for fiscal 2003 when reporting its fourth quarter results. Although still in the planning process for its fiscal year 2003, CGI expects to achieve double-digit rates of growth in the next year. This growth objective is before the effect of potential large outsourcing contracts or large acquisitions.

Forward-looking statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A in

Management's Discussion and Analysis
Third quarter ended June 30, 2002


CGI Group Inc.'s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commissions, the Company's Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words "believe", "estimate", "expect", "intend", "anticipate", "foresee", "plan", and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

Consolidated Financial Statements of CGI Group Inc.
For the nine months ended June 30, 2002

Consolidated Statements of Earnings
(in thousands of Canadian dollars, except per share amounts) (unaudited)

                                                                         Three months ended June 30      Nine months ended June 30
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           2002               2001   |      2002            2001
-----------------------------------------------------------------------------------------------------|-----------------------------
                                                                                 $               $   |            $               $
Revenue                                                                    553,355         398,495   |    1,597,753       1,098,484
-----------------------------------------------------------------------------------------------------|-----------------------------
Operating expenses                                                                                   |
     Costs of services, selling and administrative expenses                469,273         339,656   |    1,363,525         946,426
     Research                                                                4,413           3,362   |       12,995           8,881
-----------------------------------------------------------------------------------------------------|-----------------------------
                                                                           473,686         343,018   |    1,376,520         955,307
-----------------------------------------------------------------------------------------------------|-----------------------------
Earnings before the under-noted:                                            79,669          55,477   |      221,233         143,177
-----------------------------------------------------------------------------------------------------|-----------------------------
     Depreciation and amortization of fixed assets                           9,683           8,239   |       29,094          23,013
     Amortization of contract costs and other long-term                                              |
          assets (Note 5)                                                    7,591           3,368   |       20,100           7,010
-----------------------------------------------------------------------------------------------------|-----------------------------
                                                                            17,274          11,607   |       49,194          30,023
-----------------------------------------------------------------------------------------------------|-----------------------------
Earnings before the following items:                                        62,395          43,870   |      172,039         113,154
-----------------------------------------------------------------------------------------------------|-----------------------------
Interest                                                                                             |
     Long-term debt                                                           (696)         (1,114)  |       (2,013)         (2,948)
     Other                                                                   1,030             975   |        1,712           2,097
-----------------------------------------------------------------------------------------------------|-----------------------------
                                                                               334            (139)  |         (301)           (851)
-----------------------------------------------------------------------------------------------------|-----------------------------
Earnings before income taxes, entity subject to significant                                          |
     influence and amortization of goodwill                                 62,729          43,731   |      171,738         112,303
Income taxes                                                                26,253          19,419   |       71,463          49,658
-----------------------------------------------------------------------------------------------------|-----------------------------
Earnings before entity subject to significant influence                                              |
     and amortization of goodwill                                           36,476          24,312   |      100,275          62,645
Entity subject to significant influence                                         --              --   |           --               7
-----------------------------------------------------------------------------------------------------|-----------------------------
Earnings before amortization of goodwill                                    36,476          24,312   |      100,275          62,652
Amortization of goodwill, net of income taxes                                   --           6,972   |           --          19,684
-----------------------------------------------------------------------------------------------------|-----------------------------
Net earnings                                                                36,476          17,340   |      100,275          42,968
----------------------------------------------------------------------------------------------------------------------------------
Weighted average number of outstanding Class A subordinate                                           |
     shares and Class B shares                                         380,103,092     290,069,819   |  376,338,350     284,618,900
-----------------------------------------------------------------------------------------------------|-----------------------------
Basic earnings per share before amortization of                                                      |
     goodwill (Note 3)                                                        0.10            0.08   |         0.27            0.22
-----------------------------------------------------------------------------------------------------|-----------------------------
Diluted earnings per share before amortization of                                                    |
     goodwill (Note 3)                                                        0.10            0.08   |         0.26            0.22
-----------------------------------------------------------------------------------------------------|-----------------------------
Basic earnings per share (Note 3)                                             0.10            0.06   |         0.27            0.15
-----------------------------------------------------------------------------------------------------|-----------------------------
Diluted earnings per share (Note 3)                                           0.10            0.06   |         0.26            0.15
-----------------------------------------------------------------------------------------------------------------------------------

Consolidated Statements of Retained Earnings
(in thousands of Canadian dollars) (unaudited)
                                                                          Three months ended June 30      Nine months ended June 30
------------------------------------------------------------------------------------------------------------------------------------
                                                                            2002               2001   |      2002            2001
------------------------------------------------------------------------------------------------------|-----------------------------
                                                                                  $               $   |            $               $
Retained earnings, beginning of period                                      305,944         208,784   |      245,945         183,156
Share issue costs (Note 3)                                                       --              --   |       (3,800)             --
Net earnings                                                                 36,476          17,340   |      100,275          42,968
------------------------------------------------------------------------------------------------------|-----------------------------
Retained earnings, end of period                                            342,420         226,124   |      342,420         226,124
------------------------------------------------------------------------------------------------------------------------------------

Consolidated Financial Statements of CGI Group Inc.
For the nine months ended June 30, 2002

Consolidated Balance Sheets
(in thousands of Canadian dollars) (unaudited)                                                                              Restated
                                                                           As at June 30, 2002              As at September 30, 2001
-------------------------------------------------------------------------------------------------------|----------------------------
                                                                                             $         |                           $
Assets                                                                                                 |
Current assets                                                                                         |
     Cash and cash equivalents                                                         122,927         |                      46,008
     Accounts receivable                                                               262,505         |                     286,156
     Income taxes                                                                           --         |                         979
     Work in progress                                                                   89,851         |                      84,838
     Prepaid expenses and other current assets                                          74,665         |                      48,931
     Future income taxes                                                                14,009         |                      17,998
-------------------------------------------------------------------------------------------------------|----------------------------
                                                                                       563,957         |                     484,910
                                                                                                       |
Fixed assets                                                                           132,548         |                     123,391
Contract costs and other long-term assets                                              413,978         |                     272,403
Future income taxes                                                                     25,201         |                      29,002
Goodwill                                                                             1,102,855         |                   1,118,963
-------------------------------------------------------------------------------------------------------|----------------------------
                                                                                     2,238,539         |                   2,028,669
-------------------------------------------------------------------------------------------------------|----------------------------
                                                                                                       |
Liabilities                                                                                            |
Current liabilities                                                                                    |
     Accounts payable and accrued liabilities                                          265,074         |                     295,092
     Deferred revenue                                                                   38,332         |                      50,652
     Income taxes                                                                       19,249         |                          --
     Future income taxes                                                                19,478         |                      21,013
     Current portion of long-term debt                                                   5,676         |                       7,528
-------------------------------------------------------------------------------------------------------|----------------------------
                                                                                       347,809         |                     374,285
                                                                                                       |
Future income taxes                                                                     81,358         |                      43,705
Long-term debt                                                                          36,379         |                      32,752
Deferred credits and other long-term liabilities                                        61,747         |                      74,813
-------------------------------------------------------------------------------------------------------|----------------------------
                                                                                       527,293         |                     525,555
-------------------------------------------------------------------------------------------------------|----------------------------
                                                                                                       |
Shareholders' equity                                                                                   |
     Capital stock (Note 3)                                                          1,331,246         |                   1,198,096
     Contributed surplus                                                                   211         |                         211
     Warrants and stock options (Note 3)                                                33,835         |                      35,101
     Retained earnings                                                                 342,420         |                     245,945
     Foreign currency translation adjustment                                             3,534         |                      23,761
-------------------------------------------------------------------------------------------------------|----------------------------
                                                                                     1,711,246         |                   1,503,114
-------------------------------------------------------------------------------------------------------|----------------------------
                                                                                     2,238,539         |                   2,028,669
------------------------------------------------------------------------------------------------------------------------------------

Consolidated Financial Statements of CGI Group Inc.
For the nine months ended June 30, 2002

Consolidated Statements of Cash Flows
(in thousands of Canadian dollars) (unaudited)
                                                                          Three months ended June 30      Nine months ended June 30
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           2002               2001   |      2002            2001
-----------------------------------------------------------------------------------------------------|-----------------------------
                                                                                 $               $   |            $               $
Operating activities                                                                                 |
     Net earnings                                                           36,476          17,340   |      100,275          42,968
     Adjustments for:                                                                                |
         Depreciation and amortization of fixed assets                       9,683           8,239   |       29,094          23,013
         Amortization of contract costs and other long-term                                          |
               assets including amount presented as a                                                |
               reduction of revenue (Note 5)                                14,855           9,009   |       42,948          20,823
         Amortization of goodwill                                               --           7,335   |           --          20,779
         Deferred credits and other long-term liabilities                  (15,500)             --   |      (37,812)             --
         Future income taxes                                                 4,054           8,295   |       18,463           6,423
         Foreign exchange loss                                               3,194           2,511   |          477           4,609
         Entity subject to significant influence                                --              --   |           --              (7)
     Net change in working capital items                                    17,047          49,134   |      (27,497)         39,760
-----------------------------------------------------------------------------------------------------|-----------------------------
Cash provided by operating activities                                       69,809         101,863   |      125,948         158,368
-----------------------------------------------------------------------------------------------------|-----------------------------
                                                                                                     |
Financing activities                                                                                 |
     Net variation of credit facility                                         (926)         35,000   |        5,434          55,000
     Decrease of other long-term debts                                      (1,815)        (12,240)  |       (3,746)        (43,934)
     Issuance of shares                                                        340               5   |      129,623             490
     Share issue costs                                                          --              --   |       (5,500)             --
-----------------------------------------------------------------------------------------------------|-----------------------------
Cash (used for) provided by financing activities                            (2,401)         22,765   |      125,811          11,556
-----------------------------------------------------------------------------------------------------|-----------------------------
                                                                                                     |
Investing activities                                                                                 |
     Business acquisitions (net of cash) (Note 4)                          (15,363)        (61,669)  |      (16,664)       (108,792)
     Investment in a joint venture (Note 4)                                (26,000)             --   |      (26,000)             --
     Purchase of fixed assets                                              (12,699)        (10,450)  |      (40,888)        (21,027)
     Proceeds from sale of subsidiary (Note 4)                              10,365              --   |       10,365              --
     Contract costs and other long-term assets                             (54,580)        (25,885)  |     (104,079)        (36,260)
-----------------------------------------------------------------------------------------------------|-----------------------------
Cash used for investing activities                                         (98,277)        (98,004)  |     (177,266)       (166,079)
-----------------------------------------------------------------------------------------------------|-----------------------------
Foreign exchange gain (loss) on cash held in foreign                                                 |
     currencies                                                              1,247          (1,500)  |        2,426             128
-----------------------------------------------------------------------------------------------------|-----------------------------
Net (decrease) increase in cash and cash equivalents                       (29,622)         25,124   |       76,919           3,973
Cash and cash equivalents at beginning of period                           152,549          28,190   |       46,008          49,341
-----------------------------------------------------------------------------------------------------|-----------------------------
Cash and cash equivalents at end of period                                 122,927          53,314   |      122,927          53,314
-----------------------------------------------------------------------------------------------------|-----------------------------
                                                                                                     |
Interest paid                                                                  652           1,291   |        1,509           4,040
Income taxes paid                                                           14,967             897   |       33,570          31,515
-----------------------------------------------------------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 1 - Summary of significant accounting policies

These interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements of the Company and notes thereto for the year ended September 30, 2001.

These interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in Note 2 to the Consolidated Financial Statements for the year ended September 30, 2001, except as noted below. Certain comparative figures in the Consolidated Financial Statements have been reclassified to conform to the current period presentation.

On October 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Under the revised
Section 1581, all business combinations are accounted for using the purchase method. Additionally, under Section 3062, goodwill and intangible assets with an indefinite life are no longer amortized to earnings and are assessed for impairment on an annual basis, including a transitional impairment test whereby any resulting impairment is charged to opening retained earnings. In fiscal 2002, the effect of the non-amortization of goodwill will result in an increase in the consolidated net earnings of approximately $28,800,000. The Company has completed the transitional impairment test and concluded that no goodwill impairment charge needs to be recorded.

The CICA also issued Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. This new section, which is effective for fiscal years commencing on or after January 1, 2002, establishes standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services. The section requires the use of the fair value method to account for awards to non-employees and direct awards of stock to employees and encourages, but does not require, the use of the fair value method to account for stock-based compensation costs arising from awards to employees. The new standard requires pro forma disclosure relating to net earnings and earnings per share figures as if the fair value method of accounting had been used. On April 1, 2002, the Company decided to early adopt the Handbook Section 3870 retroactively to October 1, 2001. The Company has chosen not to use the fair value method to account for stock-based compensation cost arising from awards to employees. The pro forma disclosure is presented in Note 3.

Note 2 - Preparation of Consolidated Financial Statements

Amortization of incentives related to outsourcing contracts
During the three months ended June 30, 2002, the Company modified the presentation of the amortization related to incentives granted on outsourcing contracts based on recently issued EITF 01-9, Accounting for consideration given by a vendor to a customer, by the Financial Accounting Standards Board. The amortization is now presented as a reduction of revenue as opposed to be shown as amortization of contract costs and other long-term assets. This modification has no impact on the net earnings of the Company. For comparative purposes, revenue of the three-month and the nine-month period ended June 30, 2001 were reduced by $5,641,000 and $13,813,000 respectively and amortization of contract costs has been reduced by an equivalent amount for both periods. Also, the adoption of this presentation resulted in a reduction of revenue for the three-month and nine-month period ended June 30, 2002 of $7,264,000 and $22,848,000 respectively.

Foreign currency translation adjustment
During the three months ended December 31, 2001, the Company revised the calculation of the foreign currency translation adjustment in order to use the current rate as opposed to the historical rate for the goodwill conversion of its self-sustained foreign subsidiaries. This revision has no impact on the net earnings of the Company. The effect of the change on the foreign currency translation adjustment and goodwill was to increase both accounts by $21,197,000 in the Consolidated Balance Sheet as of September 30, 2001.

Accounts receivable and deferred revenue
During the three months ended June 30, 2002, the Company's management changed the presentation related to accounts receivable and deferred revenue for the month-end advance billing on outsourcing contracts. Accordingly, accounts receivable and deferred revenue were respectively reduced by $43,781,000 and $34,511,000 as at June 30, 2002 and September 30, 2001 to conform to the presentation adopted during the current period.

Goodwill and integration liability
Following a review of the interpretation of the accounting treatment for the integration liability related to business acquisitions, the Company revised its initial purchase price allocation of IMRglobal Corp. ("IMRglobal") as of July 27, 2001, as follows: decreases in goodwill of $17,027,000, in future income taxes asset of $3,783,000 and in integration liability of $20,810,000.

Notes to the Consolidated Financial Statements
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 3 - Capital stock, stock options and warrants

Capital stock - Class A subordinate shares carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares.

Class B shares, carrying 10 votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends and convertible at any time at the option of the holder into Class A subordinate shares.

Stock options - Under a Stock option plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase company stock to certain employees and directors of the Company and of its subsidiaries. The exercise price is established by the Board of Directors but may not be lower than the average closing price for Class A subordinate shares over the five business days preceding the date of grant. Options generally vest one to three years from the date of the grant and must be exercised within a 10-year period, except in the event of retirement, termination of employment or death.

Had compensation cost been determined using the fair value method at the day of grant for awards granted since October 1, 2001 under this stock option plan, the Company's pro forma net earnings, basic and diluted earnings per share would have been $35,301,000, $0.09 and $0.09, respectively, for the three-month period ended June 30, 2002 and would have been $97,189,000, $0.26 and $0.25 respectively for the nine-month period ended June 30, 2002. These pro forma amounts include a compensation cost based on a weighted-average grant date fair value of $4.47 per stock option for 1,051,267 stock options granted during the nine-month period ended June 30, 2002, as calculated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.65%, dividend yield of 0.0%, expected volatility of 48.3% and expected life of five years. The pro forma disclosure omits the effect of awards granted before October 1, 2001.

In connection with a business acquisition where outstanding stock options of the acquiree became options to acquire CGI Class A subordinate shares, the Company recorded 3,357,962 out of 8,424,502 options for a consideration of $16,519,000 representing the estimated fair value of the outstanding vested stock options of the acquiree at the date of acquisition.

Warrants - In connection with the signing of a strategic outsourcing contract and of a business acquisition, the Company granted warrants entitling the holders to subscribe to up to 5,118,210 Class A subordinate shares. The exercise prices were determined using the average closing price for Class A subordinate shares at a date and for a number of days around the respective transaction dates. The warrants vest upon signature of the contracts or date of business acquisition and have an exercise period of five years. As at June 30, 2002, there were 5,118,210 warrants issued and outstanding, 4,000,000 of which are exercisable at a price of $6.55 per share and expire April 30, 2006 and the remaining 1,118,210 are exercisable at a price of $8.88 per share expiring June 13, 2006. The fair values of the warrants were estimated at their respective grant dates at $19,655,000 using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.9%, dividend yield of 0.0%, expected volatility of 57.7% and expected life of five years.

In addition to the warrants to purchase up to 5,118,210 Class A subordinate shares referred to above and issued in connection with the signing of a strategic outsourcing contract and of a business acquisition (the "Initial Warrants"), CGI issued to the Majority Shareholders and BCE warrants (the "Pre-emptive Rights Warrants") to subscribe in the aggregate up to 3,865,014 Class A subordinate shares and 697,044 Class B shares pursuant to the exercise of their pre-emptive rights contained in the articles of incorporation of CGI, with substantially similar terms and conditions as those of the Initial Warrants. The Pre-emptive Rights Warrants may be exercised by BCE and the Majority Shareholders only to the extent that the holders of the Initial Warrants exercise such Initial Warrants.

Furthermore, subject to regulatory approval, the Company has undertaken in favour of a holder of Initial Warrants to purchase up to 4,000,000 Class A subordinate shares to issue promptly after April 30, 2006 (the "Expiration Date") replacing warrants (the "Extended Warrants") to purchase Class A subordinate shares equal to the number of Class A subordinate shares not purchased by such holder under terms of the Initial Warrants on the Expiration Date. The Extended Warrants will have substantially similar terms and conditions as those of the Initial Warrants, except for the exercise price which will be based upon the closing price of the Class A subordinate shares on the Toronto Stock Exchange on the date preceding the issuance of the Extended Warrants.

The following table presents information concerning capital stock issued and paid, stock options and warrants as at June 30, 2002:

Number of shares issued and paid                                                                 Number
---------------------------------------------------------------------------------------------------------
Class A subordinate shares                                                                    339,369,130
Class B shares                                                                                 40,799,774
---------------------------------------------------------------------------------------------------------
Total capital stock                                                                           380,168,904
Number of stock options (Class A subordinate shares) - Accounted for                            2,882,526
Number of stock options (Class A subordinate shares) - Not accounted for                       20,232,824
Number of warrants (Class A subordinate shares) - Accounted for                                 5,118,210
Number of warrants (Class A subordinate shares and Class B shares) - Not accounted for          4,562,058
---------------------------------------------------------------------------------------------------------
Number of shares reflecting the potential exercise of stock options and warrants              412,964,522
---------------------------------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 3 - Capital stock, stock options and warrants (cont'd)

As at June 30, 2002 and September 30, 2001, (after giving retroactive effect of the subdivision of the Company's shares that occured on August 12, 1997, December 15, 1997, May 21, 1998 and January 7, 2000), the Class A subordinate shares and the Class B shares changed as follows:

                                                                                                                       June 30, 2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                         Class A subordinate shares  |         Class B shares
-----------------------------------------------------------------------------------------------------|------------------------------
                                                                          Number           Amount    |      Number          Amount
-----------------------------------------------------------------------------------------------------|------------------------------
                                                                                                  $  |                           $
Balance, beginning of period                                         327,032,717          1,143,891  |  40,799,774          54,205
Issued for cash (1)                                                   11,110,000            124,988  |          --              --
Issued as consideration for business acquisitions (Note 4)               210,739              2,261  |          --              --
Options exercised                                                      1,015,674              5,901  |          --              --
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                               339,369,130          1,277,041  |  40,799,774          54,205
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  September 30, 2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                         Class A subordinate shares  |         Class B shares
-----------------------------------------------------------------------------------------------------|------------------------------
                                                                          Number           Amount    |      Number          Amount
-----------------------------------------------------------------------------------------------------|------------------------------
                                                                                                  $  |                           $
Balance, beginning of period                                         240,755,667            490,645  |  34,846,526           1,162
Issued for cash (1)                                                           --                 --  |   5,953,248          53,043
Issued as consideration for business acquisitions (Note 4)            85,835,178            651,010  |          --              --
Options exercised                                                        441,872              2,236  |          --              --
------------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                               327,032,717          1,143,891  |  40,799,774          54,205
------------------------------------------------------------------------------------------------------------------------------------

(1) On December 20, 2001, the Company issued 11,110,000 Class A subordinate shares to the public for cash proceeds of $124,987,500 before share issue costs of $3,800,000 (net of income taxes of $1,700,000).

The following table presents information concerning stock options and warrants accounted for as at June 30, 2002 and September 30, 2001:

                                                                                                      June 30, 2002
-------------------------------------------------------------------------------------------------------------------
                                                                       Stock options                       Warrants
-------------------------------------------------------------------------------------------------------------------
                                                               Number         Amount         Number          Amount
-------------------------------------------------------------------------------------------------------------------
                                                                                   $                              $
Balance, beginning of period                                3,139,943         15,446      5,118,210          19,655
Granted as consideration for business acquisitions                 --             --             --              --
Exercised                                                    (257,417)        (1,266)            --              --
-------------------------------------------------------------------------------------------------------------------
Balance, end of period                                      2,882,526         14,180      5,118,210          19,655
-------------------------------------------------------------------------------------------------------------------
                                                                                                 September 30, 2001
-------------------------------------------------------------------------------------------------------------------
                                                                       Stock options                       Warrants
-------------------------------------------------------------------------------------------------------------------
                                                               Number         Amount          Number         Amount
-------------------------------------------------------------------------------------------------------------------
                                                                                   $                              $
Balance, beginning of period                                       --             --             --              --
Granted as consideration for business acquisitions          3,357,962         16,519      5,118,210          19,655
Exercised                                                    (218,019)        (1,073)            --              --
-------------------------------------------------------------------------------------------------------------------
                                                            3,139,943         15,446      5,118,210          19,655
-------------------------------------------------------------------------------------------------------------------

The following table presents information concerning all stock options granted to certain employees and directors by the Company as at June 30, 2002 and September 30, 2001:

Number of options                                                            June 30, 2002                     September 30, 2001
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of period                                                21,083,909                              6,413,181
Granted                                                                          1,051,267                             10,643,930
Granted as consideration for business acquisitions                                      --                              5,066,540
Exercised                                                                         (758,257)                              (223,853)
Forfeited and expired                                                           (1,144,095)                              (815,889)
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of period                                                      20,232,824                             21,083,909
---------------------------------------------------------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 3 - Capital stock, stock options and warrants (cont'd)

Earnings per share
The following table sets forth the computation of basic and diluted earnings per share for the three and nine months ended June 30, 2002 and 2001:

                                                                                                          Three months ended June 30
------------------------------------------------------------------------------------------------------------------------------------
                                                                         2002   |                                               2001
--------------------------------------------------------------------------------|---------------------------------------------------
                                 Net earnings  Number of shares    Per share    |    Net earnings      Number of shares    Per share
                                  (numerator)     (denominator)       amount    |     (numerator)         (denominator)       amount
--------------------------------------------------------------------------------|---------------------------------------------------
                                            $                             $     |              $                                  $
Net earnings available to                                                       |
  common shareholders                  36,476       380,103,092        0.10     |         17,340            290,069,819        0.06
--------------------------------------------------------------------------------|---------------------------------------------------
Dilutive options                                      1,646,211                 |                               969,315
Dilutive warrants                                     1,547,793                 |                               518,130
--------------------------------------------------------------------------------|---------------------------------------------------
Net earnings available to                                                       |
  common shareholders and                                                       |
  assumed  onversions                  36,476       383,297,096        0.10     |         17,340            291,557,264        0.06
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           Nine months ended June 30
------------------------------------------------------------------------------------------------------------------------------------
                                                                         2002   |                                               2001
--------------------------------------------------------------------------------|---------------------------------------------------
                                 Net earnings  Number of shares    Per share    |    Net earnings      Number of shares    Per share
                                  (numerator)     (denominator)       amount    |     (numerator)         (denominator)       amount
--------------------------------------------------------------------------------|---------------------------------------------------
                                            $                             $     |              $                                  $
Net earnings available to                                                       |
  common shareholders                 100,275       376,338,350        0.27     |         42,968          284,618,900          0.15
--------------------------------------------------------------------------------|---------------------------------------------------
Dilutive options                                      3,192,112                 |                             881,941
Dilutive warrants                                     2,829,265                 |                             151,453
--------------------------------------------------------------------------------|---------------------------------------------------
Net earnings available to                                                       |
  common shareholders and                                                       |
  assumed conversions                 100,275       382,359,727        0.26     |         42,968          285,652,294          0.15
-----------------------------------------------------------------------------------------------------------------------------------

Note 4 - Investments in subsidiaries and a joint venture

During the nine months ended June 30, 2002, the Company made four acquisitions for considerations ranging between $3,000,000 and $7,000,000 for a grand total of $21,838,000. The Company began recording the results of operations of these entities at their respective effective acquisition dates. In all cases the Company acquired 100% of the outstanding shares, except in one case where the assets were acquired. Also, during the nine months ended June 30, 2002, the Company divested from one of its investments.

The acquisitions were accounted for using the purchase method and the total initial purchase price allocation is as follows:

-------------------------------------------------------------------------
                                                                        $
Non cash working capital items                                       (314)
Future income taxes                                                   349
Fixed assets                                                        1,109
Contract costs and other long-term assets                           1,279
Goodwill (1)                                                       19,297
-------------------------------------------------------------------------
                                                                   21,720
Cash position at acquisition                                          118
-------------------------------------------------------------------------
Net assets acquired                                                21,838
-------------------------------------------------------------------------
Consideration
Cash (including acquisition cost)                                  16,782
Balance of purchase price                                           2,795
Issuance of 210,739 Class A subordinate shares (2)                  2,261
-------------------------------------------------------------------------
                                                                   21,838
-------------------------------------------------------------------------

(1) Of the $19,297,000 allocated as goodwill, $7,437,000 is deductible for tax purposes. Of the total goodwill amount, $10,838,000 is included in the US and Asia Pacific strategic business unit and the remaining $8,459,000 is included in the Canada and Europe strategic business unit.
(2) The per share value of the shares issued as consideration for one of the business acquisitions was determined using the average closing share price for a number of days before and after the announcement date of the agreement.

Notes to the Consolidated Financial Statements
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 4 - Investments in subsidiaries and a joint venture (cont'd)

In addition, AGTI Consulting Services Inc., in which the Company holds a 49% interest, increased its interest in one of its own subsidiaries.

During the three months ended June 30, 2002, the Company finalized the purchase price allocation of assets and liabilities of Confederation des caisses populaires et d'economie Desjardins du Quebec used in data and micro-computing of Mouvement des caisses Desjardins operations acquired on May 1, 2001. From the initial purchase price allocation as per Note 9 to the Consolidated Financial Statements of the Company for the year ended September 30, 2001, this assessment resulted in a decrease of the direct costs accrual of $2,864,000, a decrease of goodwill of $1,805,000 and a decrease of future income taxes asset of $1,059,000.

Furthermore, in the three months ended March 31, 2002, the Company reviewed the purchase price allocation of IMRglobal acquired on July 27, 2001. From the initial purchase price allocation as per Note 9 to the Consolidated Financial Statements of the Company for the year ended September 30, 2001, the reclassification resulted in an increase of contract costs and other long-term assets of $7,577,000, a decrease of goodwill of $4,925,000 and a decrease of future income taxes asset of $2,652,000.

Continuity of acquisition and integration liability for IMRglobal

                                                              Restated
                                                         Balance as at          Paid during the nine months           Balance as at
                                                    September 30, 2001                  ended June 30, 2002           June 30, 2002
-----------------------------------------------------------------------------------------------------------------------------------
                                                                     $                                    $                       $
Professional fees                                                2,834                                2,576                     258
Consolidation and closure of facilities                         12,446                                3,159                   9,287
Severance                                                       11,700                                8,071                   3,629
Other                                                            1,655                                  159                   1,496
-----------------------------------------------------------------------------------------------------------------------------------
                                                                28,635                               13,965                  14,670
-----------------------------------------------------------------------------------------------------------------------------------

On April 17, 2002, the Company sold its Japanese operations for a cash consideration of $10,365,000 (previously reported at $9,449,000, as per Note 5 - Subsequent event of the interim Consolidated Financial Statements for the quarter ended March 31, 2002), with no resulting gain.

In May 2002, the Company acquired, for a cash consideration of $26,000,000, a 49% interest in a newly created joint venture, Innovapost. The Company also made, through Innovapost, an incentive payment of $26,000,000 in favor of Canada Post Corporation for the signing of a 10-year outsourcing contract. The aggregate consideration paid out of $52,000,000 by the Company was treated as contract costs for accounting purposes and will be amortized over the length of the contract.

Note 5 - Supplementary contract costs and other long-term assets information

The following table presents information concerning the amortization of contract costs and other long-term assets including the amortization presented as a reduction of revenue as described in Note 2:

                                                              Three months ended June 30                  Nine months ended June 30
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  2002              2001        |             2002             2001
------------------------------------------------------------------------------------------------|----------------------------------
                                                                     $                 $        |               $                 $

Amortization presented as a reduction of revenue                 7,264             5,641        |          22,848            13,813
Amortization presented as an expense                             7,591             3,368        |          20,100             7,010
------------------------------------------------------------------------------------------------|----------------------------------
Total amortization of contract costs                                                            |
  and other long-term assets                                    14,855             9,009        |          42,948            20,823
-----------------------------------------------------------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 6 - Segmented information

Effective October 1, 2001, the Company changed its organizational structure. The Company has three strategic business units ("SBU"), organized according to the following breakdown: Canada and Europe, US and Asia Pacific, and Business Process Services ("BPS"). The Company evaluates each SBU's performance under this structure and reports segmented information on that basis.

The following presents information on the Company's operations based on its new organizational structure.

                                                                                           Corporate
As at and for the three months ended         Canada and          US and                 expenses and    Intersegment
    June 30, 2002                                Europe    Asia Pacific          BPS        programs     elimination           Total
------------------------------------------------------------------------------------------------------------------------------------
                                                      $               $            $               $               $               $
Revenue                                         465,901          72,104       23,453              --          (8,103)        553,355
Operating expenses                              371,168          74,804       18,758          17,059          (8,103)        473,686
------------------------------------------------------------------------------------------------------------------------------------
Earnings before the under-noted:                 94,733          (2,700)       4,695         (17,059)             --          79,669
    Depreciation and amortization                13,488           1,732        1,297             757              --          17,274
------------------------------------------------------------------------------------------------------------------------------------
Earnings before interest, income
    taxes and amortization of goodwill           81,245          (4,432)       3,398         (17,816)             --          62,395
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                  1,260,898         721,932       94,149         161,560              --       2,238,539
------------------------------------------------------------------------------------------------------------------------------------

As at and for the three months ended
    June 30, 2001
------------------------------------------------------------------------------------------------------------------------------------
Revenue                                         347,044          37,184       19,456              --          (5,189)        398,495
Operating expenses                              282,005          42,307       14,797           9,098          (5,189)        343,018
------------------------------------------------------------------------------------------------------------------------------------
Earnings before the under-noted:                 65,039          (5,123)       4,659          (9,098)             --          55,477
    Depreciation and amortization                 9,984             351          715             557              --          11,607
------------------------------------------------------------------------------------------------------------------------------------
Earnings before interest, income
    taxes and amortization of goodwill           55,055          (5,474)       3,944          (9,655)             --          43,870
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                  1,012,348         129,215       80,719          83,541              --       1,305,823
------------------------------------------------------------------------------------------------------------------------------------

As at and for the nine months ended
    June 30, 2002
------------------------------------------------------------------------------------------------------------------------------------
Revenue                                       1,329,568         245,694       65,944              --         (43,453)      1,597,753
Operating expenses                            1,086,596         239,949       51,161          42,267         (43,453)      1,376,520
------------------------------------------------------------------------------------------------------------------------------------
Earnings before the under-noted:                242,972           5,745       14,783         (42,267)             --         221,233
    Depreciation and amortization                38,637           5,526        3,142           1,889              --          49,194
------------------------------------------------------------------------------------------------------------------------------------
Earnings before interest, income
    taxes and amortization of goodwill          204,335             219       11,641         (44,156)             --         172,039
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                  1,260,898         721,932       94,149         161,560              --       2,238,539
------------------------------------------------------------------------------------------------------------------------------------

As at and for the nine months ended
    June 30, 2001
------------------------------------------------------------------------------------------------------------------------------------
Revenue                                         957,785         111,587       56,113              --         (27,001)      1,098,484
Operating expenses                              786,224         126,646       43,197          26,241         (27,001)        955,307
------------------------------------------------------------------------------------------------------------------------------------
Earnings before the under-noted:                171,561         (15,059)      12,916         (26,241)             --         143,177
    Depreciation and amortization                25,672           1,033        2,204           1,114              --          30,023
------------------------------------------------------------------------------------------------------------------------------------
Earnings before interest, income taxes,
    entity subject to significant
    influence and amortization of goodwill      145,889         (16,092)      10,712         (27,355)             --         113,154
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                  1,012,348         129,215       80,719          83,541              --       1,305,823
------------------------------------------------------------------------------------------------------------------------------------

Note 7 - Subsequent event

On July 9, 2002, the Company acquired the assets of IMPLETECH International Inc. for a total consideration of $2,100,000.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CGI GROUP INC.
                                           (Registrant)


Date:    August 23, 2002               By /s/ Paule Dore
                                           Name:   Paule Dore
                                           Title:  Executive Vice President
                                                   and Chief Corporate Officer
                                                   and Secretary